

January 26, 2012

Via E-mail
Brian Barrilleaux
President, Chief Executive Officer and Chief Financial Officer
Solar America Corp.
1135 Hodges Street
Lake Charles, Louisiana 70601

>   **Re: Solar America Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 30, 2011**
>   **File No. 333-175148**

Dear Mr. Barrilleaux:

We have reviewed your registration statement and have the following comments.

Prospectus Summary, page 2

1. Please disclose your net loss in this section.

2. Please describe Solar N' Stuff, Inc.'s business history.

3. Your statement that you "intend to add additional alternative energy solutions, including wind and geothermal systems, to our product offerings as these technologies mature" appears to be out of context and not currently material in light of your stage of development and current revenue sources. Please revise and advise.

4. We note the statement that "to date, all of our revenues have been generated by our SNS subsidiary." Please disclose that installation is your core business and that gross revenues to date have come mostly from solar daylight and attic fan installation business.

Net Proceeds to the Company, page 3

5. Please disclose that if the maximum amount is raised you would have enough money to fund development for less than six months.

WE WILL REQUIRE FINANCING TO ACHIEVE OUR CURRENT BUSINESS STRATEGY…, page 6

6. This risk factor appears duplicative of the risk factor entitled "*WE WILL REQUIRE ADDITIONAL CAPITAL IN THE FUTURE…*" Please revise.

Use of Proceeds, page 15

7. We note the disclosure here and elsewhere throughout the prospectus that you believe research and development will play a key role in growing your business to new areas but you do not explain what this means. Because you are in the business of installing products manufactured and designed by other companies, please substantially elaborate on this aspect of your business.

Plan of Distribution, page 18

8. We note your response to comment nine in our letter dated July 22, 2011 and that you will offer the shares by prospectus by direct mail to investors who have indicated an interest in the Company. Please disclose how these investors will come to know about the offering.

Description of Business, page 20

9. We note your response to comment 28 in our letter dated July 22, 2011. Please revise the Overview sections in the Prospectus Summary and this section to describe the transaction in which Brian Barrilleaux acquired Glacier Point Corp. For instance, clarify Mr. Barrilleaux's relationship to Glacier Point Corp. and disclose, as you do in your response to comment 28 noted above, that he had no connection to Solar America Corp. or Solar N' Stuff." See Item 101(h)(3) of Regulation S-K.

Competition and Market Overview, page 23

10. Please disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

11. Please discuss your competitive position in the installation segment of the solar industry in more detail.

Solatube Premier Dealer Agreement, page 24

12. Please disclose whether you have met the minimum purchase requirements from January 1, 2011 to December 31, 2011 and, if not, whether Solatube has decreased the discount applied to the Company's purchases. Please also discuss the implications of other material terms of this agreement such as the ability of Solatube to terminate the agreement upon the failure to meet the minimum purchase requirements. Add risk factor disclosure as appropriate.

Government Regulation, page 25

13. We note the statement that "the importation of a part of the products we sell is subject to tariffs, duties and quotas imposed by the United States." Please discuss this with more specificity.

14. Please discuss specifically whether and how your business is impacted by the subsidies you reference in the risk factor disclosure on page 8.

Plan of Operation, page 27

15. We note that you may need to borrow funds from your officer and director to finance operations. Please disclose whether you have an agreement in place in this regard, describe its material terms and file it as an exhibit (if oral, please reduce to writing and file).

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

16. We note your response to comment 19 in our letter dated July 22, 2011. We note disclosure that you intend to pursue capital through public or private financing, borrowing and other sources. Please clarify in your disclosure whether you have taken any steps to pursue any of these capital resources.

Results of Operations, page 29

17. We note your response to comment 20 in our letter dated July 22, 2012. Please provide a more detail discussion of the reasons for changes between periods.

Executive Compensation, page 33

18. Please reduce your verbal contracts to writing and file them as exhibits. Please see Question 146.04 of the S-K section of the Division's Compliance & Disclosure Interpretations, which can be found on the Commission's web site.

Recent Sales of Unregistered Securities, page 40

19. Please disclose the information required by Item 701 of Regulation S-K for the promissory note sold in December 2010.

Financial Statements

General

20. It appears that pages F-13 through F-15 are duplicative of earlier pages and are included inadvertently. Please revise as necessary.

Notes to the Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

21. We note your response to comment 27 in our letter dated July 22, 2011. Your response indicates that you consider the installation and sale of products to be two separate units of accounting for revenue recognition purposes. Please expand your disclosures to address how you determined this was appropriate pursuant to ASC 605-25-3 through 6. Please also disclose how you allocate amounts to each unit and correspondingly when you record revenue related to each unit pursuant to ASC 605-25-30-2 through 9. For example, it should be clear if energy product sales are recorded at the time of delivery or after installation has taken place. Refer to ASC 605-25-50.

Note 3 - Business Combinations, page F-9

22. We note your response to comment 28 in our letter dated July 22, 2011. Solar America Corp. was formed on August 12, 2010 as Glacier Point Corp., which was a non-operating company with no shareholders. Please disclose the terms of the transaction in which Brian Barrilleaux acquired Glacier Point Corp. on December 5, 2010, including any consideration paid by Brian Barrilleaux.

Unaudited Financial Statements

General

23. Please address the above comments, as applicable.

Consolidated Statements of Operations, page F-2

24. We note your response to comment 26 in our letter dated July 22, 2011. Please tell us why similar revisions were not made to the description of your cost of goods sold line item on your unaudited statements of operations or revise as necessary. In a similar manner to your response, please disclose in the notes to your financial statements that you do not allocate depreciation to cost of goods sold as you do not have any manufacturing operations.

Exhibit 23.1

25. We note your response to comment 34 in our letter dated July 22, 2011. Please make arrangements with your auditors to have them revise their consent to refer to all of the financial statements and corresponding periods covered by their audit report on page F-1. The consent does not appear to refer to the specific periods for which the consolidated

statements of operations, stockholders' equity (deficit) and cash flows were audited for each entity.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Joseph Lucosky, Esq.